Parker Drilling Company
January 30, 2009
VIA EDGAR
Ms. Jenifer Gallagher
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Parker Drilling Company’s Form 10-K for Fiscal Year Ended December 31, 2007
Dear Ms. Gallagher:
This letter responds to the request that Parker Drilling Company (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2009. For your convenience, the Company’s response is prefaced by the Staff’s request below.
Form 10-K for Fiscal Year Ended December 31, 2007
Financial Statements, page 47
Note 4 — Long-Term Debt, page 61
1.	We have read your response to prior comment 1, concerning your accounting for and disclosure about the call options and warrants negotiated in conjunction with your debt refinancing in July 2007. We understand that you included an equity conversion feature on the Convertible Senior Notes in order to secure a lower interest rate, and that you purchased the call options with the same $13.85 per share conversion/strike price to avoid the prospect of issuing new shares or engaging in a treasury stock transaction in the event conversion is elected, while offsetting the cost of the call options by selling warrants with an exercise price of $18.29. You explain that you recorded the note at face value, and both the cost of the call options and price received for the warrants in equity.

There are several inconsistencies in your response. On page 4 of your response, you explain that you considered whether you would need to combine the convertible note and convertible note hedge as a single instrument under DIG Issue K-1, and conclude that these contracts should remain separate accounting units. However, on pages 5 and 6 of your response, you indicate that you regard the call option as an embedded derivative and considered whether this as well as the conversion feature in the notes would need to be bifurcated from the host contract and accounted for separately, but then conclude that bifurcation is not required, suggesting that you have a single accounting unit. Finally, your statement that “...the conversion price of the convertible notes was effectively increased to $18.29 per share due to the purchase of the call options with similar terms to the convertible notes” stands in opposition to your disclosure stating “The convertible hedge and issuer warrant transactions are...not part of the terms of the Convertible Senior Notes and will not affect the holders’ rights under the Convertible Senior Notes.”

We believe that you should reformulate your response and related disclosures to resolve those inconsistencies. We understand that the conversion price of the Convertible Senior Notes remains at $13.85 per share, and that the call options and warrants serve only to guard against dilution at shares prices less than $18.29 per share, assuming that you would otherwise satisfy your obligations upon conversion of the notes by issuing new shares of your common stock. This should be clear from your disclosure. Given that you would have secured a lower interest rate on notes having a conversion price of $13.85 per share than if the conversion price were $18.29 per share, please also explain how you determined that the cost of the call options did not represent an incremental financing cost that would need to be accounted for in accordance with paragraph 11 of APB 21.
Company response to Comment No. 1
Regarding the first noted inconsistency, whereby we explained on page 4 of our previous response letter that we considered whether we needed to combine the convertible note and convertible note hedge as a single agreement under DIG Issue K-1 and we concluded that these contracts should remain separate units; however, while on pages 5 and 6 of our previous response letter we indicated that we regarded the call option as an embedded derivative and considered whether this as well as the conversion feature in the notes would need to be bifurcated from the host contract and accounted for separately, and we concluded that bifurcation was not required, suggesting we have a single unit of accounting; we concur that we need to provide clarifying information on our previous response.
The term convertible note hedge, as used on page 4 of our previous response letter, refers to the free-standing purchased call options and the free-standing written warrants that were entered into with a counterparty other than the ultimate convertible note holders, and that are separate legal transactions from the convertible notes. The term call option, as used on pages 5 and 6 of our previous response letter, refers to the embedded redemption option within the convertible notes themselves (i.e. the right to redeem the notes at a certain common stock strike price). We concluded that the free-standing convertible note hedge and convertible notes were separate units under DIG Issue K-1. We also concluded that the embedded redemption option (which we referred to as a call option on pages 5 and 6 of our previous response letter) did not need to be bifurcated from the host convertible notes. Therefore, we ultimately concluded that we have 3 units of accounting: 1) the convertible notes (with the embedded redemption option not being bifurcated), 2) the free-standing purchased call options, and 3) the free-standing written warrants. We have clarified this inconsistency in our updated disclosure of these transactions for our December 31, 2008 Form 10-K, which we will file with the SEC soon, and which we have included in this response.
Regarding the second inconsistency, whereby our statement that “...the conversion price of the convertible notes was effectively increased to $18.29 per share due to the purchase of the call options with similar terms to the convertible notes” stands in opposition to our disclosure in our December 31, 2007 Form 10-K stating that “The convertible hedge and issuer warrant transactions are...not part of the terms of the Convertible Senior Notes and will not affect the holders’ rights under the Convertible Senior Notes”; we concur that we need to provide clarifying information on our previous response and previous disclosure.
We did separately purchase free-standing call options at the same strike price and for the same amount of common shares as the conversion price and amount of common shares in the convertible notes. This was done in order to prevent dilution for our stockholders. We also separately sold free-standing warrants at a higher strike price than the conversion price in the convertible notes and the strike price in the free-standing call options. This was done in order to lower the net cost of the overall convertible note hedge (which includes both the purchased free-standing call options and the written free-standing warrants). However, the existence of the convertible note hedge does not affect the actual holders of the convertible notes as the convertible note hedge and the convertible notes are separate legal transactions with different counterparties whereby the ultimate convertible note holders are not the same counterparties to the convertible note hedges. The cash that was exchanged for the convertible note hedge was not exchanged with the convertible note holders. The conversion price in the convertible notes was not impacted by the convertible note hedge. We have clarified this inconsistency in our updated disclosure of these transactions for our December 31, 2008 Form 10-K, which we will file with the SEC soon, and which we have included in this response.
Regarding the third inconsistency, whereby our prior disclosure in the December 31, 2007 Form 10-K was not clear about the fact that the conversion price of the Convertible Senior Notes remains at $13.85 per share, and that the call options and warrants serve only to guard against dilution at share prices less than $18.29 per share, assuming that we would otherwise satisfy our obligations upon conversion of the notes by issuing new shares our common stock, we have clarified this inconsistency in our updated disclosure of these transactions for our December 31, 2008 Form 10-K, which we will file with the SEC soon, and which we have included in this response.
Regarding the question as to how we determined that the cost of the call options did not represent an incremental financing cost that would need to be accounted for in accordance with paragraph 11 of APB 21, we made the following observations: 1) the cash, rights, and/or privileges of the free-standing convertible note hedge were not exchanged with the ultimate convertible note holders, 2) the convertible note hedge and convertible notes are separate legal transactions with different counterparties, 3) the net cost of the convertible note hedge of $11.23 million was separate and distinct from the convertible note placement costs of $3.6 million, each of which were entered into separately at arm’s length, 4) the convertible note hedge was purchased and recorded at its then-current fair value, 5) the Company has consistently treated the transactions (convertible notes, purchased free-standing call options, and written free-standing warrants) as three separate units of accounting under DIG Issue K-1, SFAS 133 and EITF 00-19, and 6) the convertible note hedge has been recorded in equity pursuant to the guidance in EITF 00-19 and not considered an asset of the Company. Based on these observations, we concluded that the cost of the convertible note hedge did not represent an incremental financing cost under paragraph 11 of APB 21.
Updated Disclosure for December 31, 2008 Form 10-K
On July 5, 2007, we issued $125.0 million aggregate principal amount of 2.125 percent Convertible Senior Notes (the Notes) due July 15, 2012. The Notes were issued at par and interest is payable semiannually on July 15th and January 15th.
The significant terms of the convertible notes are as follows:
•	Notes Conversion Feature — The initial conversion price for note holders to convert their notes into shares is at a common stock share price equivalent of $13.85 (77.2217 shares of common) stock per $1,000 note value. Conversion rate adjustments occur for any issuances of stock, warrants, rights or options (except for stock purchase plans or dividend re-investments) or any other transfer of benefit to substantially all stockholders, or as a result of a tender or exchange offer. The Company may, under advice of its Board of Directors, increase the conversion rate at its sole discretion for a period of at least 20 days.

•	Notes Settlement Feature — Upon tender of the notes for conversion, the Company can either settle entirely in shares or a combination of cash and shares, solely at the Company’s option. The Company’s policy is to satisfy our conversion obligation for our notes in cash, rather than in common stock, for at least the aggregate principal amount of the notes. This reduced the resulting potential earnings dilution to only include any possible conversion premium, which would be the difference between the average price of our shares and the conversion price per share of common stock.

•	Contingent Conversion Feature — Note holders may only convert notes into shares when either sales price or trading price conditions are met, on or after the notes’ due date or upon certain accounting changes or certain corporate transactions (fundamental changes) involving stock distributions. Make-whole provisions are only included in the accounting and fundamental change conversions such that holders do not lose value as a result of the changes.

•	Over-allotment Provision — The initial offering was for $115 million aggregate principal amount with an over-allotment provision to allow the underwriters an option to purchase an additional $10 million. The option was in fact, exercised for the entire $10 million on the same date on which the notes were issued, and therefore was never outstanding.

•	Settlement Feature — Upon conversion, we will pay shares of our common stock and cash, if any, based on a daily conversion rate multiplied by a volume weighted average price of our common stock during a specified period following the conversion date. Conversions can be settled in cash or shares, solely at our discretion.

•	As of December 31, 2008, none of the conditions allowing holders of the Senior Notes to convert had been met.
Concurrently with the issuance of the Convertible Senior Notes, the Company purchased a convertible note hedge (the note hedge) and sold warrants in private transactions with counterparties that were different than the ultimate holders of the Notes. The note hedge included purchasing free-standing call options and selling free-standing warrants, both exercisable in the Company’s common shares. The convertible note hedge allows us to receive shares of our common stock from the counterparties to the transaction equal to the amount of common stock related to the excess conversion value that we would issue and/or pay to the holders of the Senior Convertible Notes upon conversion.
The terms of the call options mirror the Notes’ major terms whereby the call option strike price is the same as the initial conversion price as are the number of shares callable, $13.85 per share and 9,027,713 shares respectively. This feature prevents dilution of the Company’s outstanding shares. The warrants allow the Company to sell 9,027,713 common shares at a strike price of $18.29 per share. The conversion price of the Notes remains at $13.85 per share, and the existence of the call options and warrants serve to guard against dilution at share prices less than $18.29 per share, since we would be able to satisfy our obligations and deliver shares upon conversion of the Notes with shares that are obtained by exercising the call options.

We paid a premium of approximately $31.48 million for the call options, and we received proceeds for a premium of approximately $20.25 million for the sale of the warrants. This reduced the net cost of the note hedge to $11.23 million. The expiration date of the note hedge is the earlier of: 1) the last day on which the convertible notes remain outstanding, and 2) the maturity date of the convertible notes.
The convertible notes are a legal form debt and are classified as a liability in our consolidated financial statements. Because we have the choice of settling the call options and the warrants in cash or shares of our common stock, and these contracts meet all of the applicable criteria for equity classification as outlined in EITF No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the cost of the call options and proceeds from the sale of the warrants are classified in stockholders’ equity in the Consolidated Balance Sheets. In addition, because both of these contracts are classified in stockholders’ equity and are solely indexed to our own common stock, they are not accounted for as derivatives under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”
Debt issuance costs totaled approximately $3.6 million and are being amortized over the five year term of the Notes using the effective interest method. Proceeds from the transaction of $110.2 million were used to call our outstanding Senior Floating Rate notes, to pay the net cost of hedge and warrant transactions, and for general corporate purposes.
Definitive Proxy Statement on Schedule 14A filed March 21, 2008
2.	We note your responses to prior comments 2 and 3, and we reissue both comments. For example, your proposed disclosure indicates only that Mr. Mannon “held various positions” through November 2004, rather than specifying which position and with which entity for all periods in the five year sketch. Similarly, you provided no revisions for the sketches for Ms. Cullom and Messrs. Graham, Potter and Drennon, all of which are unclear regarding whether the positions currently held are the same positions held throughout each person’s tenure with Parker Drilling.
Company Supplemental Response to Comments No. 2 & 3
In future filings, the Company will provide the five year sketch for directors and officers. Attached to this letter as Appendix A are sample disclosures for Ms. Cullom and Messrs. Mannon, Graham, Potter and Drennon based on information as of March 2008.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (281) 406-2000.

Sincerely,
/s/ Ronald C. Potter
Ronald C. Potter
Vice President and General Counsel

APPENDIX A
David C. Mannon, president and chief operating officer, joined Parker Drilling in December 2004 as senior vice president and chief operating officer. He was appointed president in July 2007. From April 2003 through November 2004, Mr. Mannon held the positions of President and chief executive officer of Triton Engineering Services Company (“Triton”), a subsidiary of Noble Drilling. From 1988 to March 2003 he held various other positions with Triton. From 1980 through 1988, Mr. Mannon served SEDCO-FOREX, formerly SEDCO, as a drilling engineer. Mr. Mannon is currently a member of the International Association of Drilling Contractors (IADC), Society of Petroleum Engineers (SPE) and the American Association of Drilling Engineers (AADE), and also serves on the Upstream Committee of the American Petroleum Institute (API).
Denis J. Graham, vice president of engineering, joined Parker Drilling in 2000 as vice president of engineering. Mr. Graham has nearly 30 years of industry experience. Prior to joining Parker Drilling, he held the position of senior vice president of technical services for Diamond Offshore Drilling Company. Mr. Graham is a Registered Professional Engineer in the State of Texas and holds a master of engineering/civil structural degree from the University of Houston and a bachelor of science/ocean engineering degree from Texas A & M University.
Ronald C. Potter, vice president and general counsel, re-joined Parker Drilling in June 2003 as vice president and general counsel. From 2001 through May 2003, Mr. Potter was Parker Drilling’s outside legal counsel as a shareholder of Conner & Winters, P.C. in Tulsa, Oklahoma. From 1980 to 2001, he served Parker Drilling in various positions, most recently as chief legal counsel and corporate secretary.
Lynn G. Cullom, principal accounting officer and corporate controller, joined Parker Drilling in August 2004 as director of corporate planning. She was named principal accounting officer in October 2005 and controller in March 2005. From March 2001 through August 2004, Ms. Cullom served in various accounting and reporting director positions at El Paso Corporation, most recently as Director of Power Asset Accounting, from January 2003 through February 2004, and as Accounting Director for Power, Petroleum, Field Services and Other Assets, from February 2004 through July 2004. Ms. Cullom served in various positions for Coastal Corporation from September 1979 through February 2001, including vice president of financial reporting and planning for Coastal Mart, a subsidiary.
Michael D. Drennon, vice president- operations, joined Parker Drilling in December 2005 as vice-president-operations. From July 2000 through November 2005, Mr. Drennon served as program director for development of company operated discoveries in Angola for BP p.l.c. Mr. Drennon served in various engineering, operations and management assignments from 1977 through 2000 with Amoco and BP p.l.c.

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